UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

HARDINGE INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

412324 30 3
(CUSIP Number)

_____________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rules pursuant to which this Schedule is filed:

(X)	Rule 13d-1 (b)

( )	Rule 13d-1 (c)

( )	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 412324 30 3

1.	Chemung Canal Trust Company	E.I. No. 16-0380815

2.	(b) X

3.

4.	U.S.A. - State of New York

5.	413,371

6.	6,285

7.	309,250

8.	6,285

9.	419,656

10.

11.	4.74%

12.	BK

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SCHEDULE 13G (Amendment No. 20)

Item 1(a)	Name of Issuer:
Hardinge Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

One Hardinge Drive
P.O. Box 1507
Elmira, New York 14902

Item 2(a)	Name of Person Filing:

Chemung Canal Trust Company

Item 2(b)	Address of Principal Business Office or, if none, residence:

One Chemung Canal Plaza
Elmira, New York 14901

Item 2(c)	Citizenship:

U.S.A. - State of New York

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

412324 30 3

Item 3	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	( )	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	(X)	Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).
	(c)	( )	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).
	(d)	( )	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	( )	An investment adviser in accordance with 240.13d-1(b) (1) (ii) (E).
	(f)	( )	An employee benefit plan or endowment fund in accordance with 240.13d-1(b) (1) (ii) (F). 3
	(g)	( )	A parent holding company or control person in accordance with 240.13d-1(b) (1) (ii) (G).
	(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	( )	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	( )	Group, in accordance with 240.13d-1(b) (1) (ii) (J).

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

419,656

	(b)	Percent of class:

4.74% based on 8,856,705 shares outstanding on December 31, 2005, as reported by the issuer.

	(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	413,371

(ii)	shared power to vote or to direct the vote:	6,285

(iii)	sole power to dispose or to direct the disposition of:	309,250

(iv)	shared power to dispose or to direct the disposition of:	6,285

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

4

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Shares of Hardinge Inc. Common Stock are held by Chemung Canal Trust Company in various fiduciary capacities either alone or with others. It alone holds sole voting and dispositive powers as to 309,250 shares; sole voting but no power to dispose as to 104,121 shares; and shared voting and dispositive powers as to 6,285 shares. No shares are owned by Chemung Canal Trust Company in its separate corporate capacity. With respect to all of said shares, other persons have the right to receive and in certain instances, the power to direct the receipt of dividends from, or the proceeds from the sale of, said shares. None of such interests relates to more than 5% of the Issuer's shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

NOT APPLICABLE

Item 8	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10	Certification:
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b). 5

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 27, 2006

CHEMUNG CANAL TRUST COMPANY

Signature:	By /s/Melinda A. Sartori

Name/Title:	Melinda A. Sartori
Its Executive Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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